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                            November 22, 2021

       Sandra Gurrola
       Vice President of Finance
       Brooklyn ImmunoTherapeutics, Inc.
       140 58th Street, Suite 2100
       Brooklyn, New York 11220

                                                        Re: Brooklyn
ImmunoTherapeutics, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed November 18,
2021
                                                            File No. 333-261185

       Dear Ms. Gurrola:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jessica
Ansart at (202) 551-4511 with any questions.




                            Sincerely,


                            Division of Corporation Finance

                            Office of Life Sciences
       cc:                                              Mark L. Johnson